UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

IntraOp Medical Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
46118N101
(CUSIP Number)
October 23, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46118N101
13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sandor Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,834,454

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		17,834,454

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,834,454

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.5%

12	TYPE OF REPORTING PERSON *

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	46118N101
13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Lemak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,834,454

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		17,834,454

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,834,454

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.5%

12	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sandor Advisors, LLC, a Texas limited liability company (“Sandor Advisors”), and Mr. John Lemak, the principal of Sandor Advisors, relating to shares of common stock (the “Common Stock”) of IntraOp Medical Corporation, a Nevada corporation (the “Issuer”). Mr. Lemak and Sandor Advisors hold the shares of Common Stock for the account of Sandor Capital, L.P. (“Sandor Capital”), Sandor Capital (QP), L.P., (“Sandor Capital (QP)”), and Sandor Master Fund, L.P. (the “Master Fund”), all three Texas limited partnerships, of which Sandor Capital Management, L.P., is the General Partner (the “General Partner”). Sandor Capital and Sandor Capital (QP) place substantially all of their assets in and conduct their trading activities through the Master Fund.

Item 1(a)	Name of Issuer.

IntraOp Medical Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

570 Del Rey Avenue Sunnyvale, CA 94085

Item 2(a)	Name of Person Filing.

This statement is filed by: (i) Sandor Advisors and (ii) Mr. John Lemak, principal of Sandor Advisors, the general partner of the General Partner.

Item 2(b)	Address of Principal Business Office.

2828 Routh St., Suite 500 Dallas, Texas 75201

Item 2(c)	Place of Organization.

Sandor Advisors is a Texas limited liability company. Mr. Lemak is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

46118N101

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
                            (b) Sandor Advisors beneficially owns 17,834,454 shares of Common Stock of the Issuer which represents 5.5% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 17,834,454 shares of Common Stock beneficially owned by Sandor Advisors as of the date hereof, by (ii) 322,985,524 shares of Common Stock outstanding, as represented by the Issuer.
                            (c) John Lemak, as a principal of Sandor Advisors, beneficially owns 17,834,454 shares of Common Stock of the Issuer, which represents 5.5% of the Issuer’s outstanding shares of Common Stock.
                            (d) Sandor Advisors, through its control of the General Partner, has the sole power to vote and dispose of the 17,834,454 shares of Common Stock held by the Master Fund. As the principal of Sandor Advisors, Mr. Lemak may direct the vote and disposition of all the Common Stock beneficially owned by Sandor Advisors.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: November 2, 2007

SANDOR ADVISORS, LLC
By:	/s/ John Lemak
John Lemak, Manager

/s/ John Lemak
John Lemak

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of IntraOp Medical Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 2, 2007.

SANDOR ADVISORS, LLC
By:	/s/ John Lemak
John Lemak, Manager

/s/ John Lemak
John Lemak